Exhibit 99.4
Bonus to G. Bryan Thomas

[Liska Biometry LOGO]

November 15, 2005

G. Bryan Thomas
1900 City Park Drive
Suite 510
Ottawa, ON
K1J 1A3

      RE: Equity Bonus

Dear Bryan,

      Liska Biometry, Inc. is delighted to notify you that for services previously rendered, in recognition of excellent work and dedication to Liska Biometry, Inc., we are hereby granting you a Director Bonus in the form of equity in the amount of 25,000 shares of common stock. Please be advised that said shares will be registered pursuant to Form S-8. We recognize and acknowledge that your services were not, in any way, in connection with the sale of securities in a capital-raising transaction, nor were they directly or indirectly in connection with promoting or maintaining a market for Liska's securities. Thank you for your recognized contributions to this organization.

Sincerely,

Liska Biometry, Inc.